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SECURITIE 06007478 SION

RECEIVED MAR - 1 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

SEC FILE NUMBER
8-13846

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury	MN	55125
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Fergesen — 651-738-5058
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

400 One Financial Plaza, 120 S 6th St.,	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Richard D. Fergesen, swear that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Woodbury Financial Services, Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2005, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard D. Fergesen
Senior Vice President and Chief Financial Officer

Subscribed to before me this day of February 22, 2006.

Notary Public

ANGIE K. PLAHN
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Woodbury Financial Services, Inc. and Subsidiaries

Consolidated Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * *

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Woodbury Financial Services, Inc. and Subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statement of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and the auditing standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woodbury Financial Services, Inc. and Subsidiaries at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2006

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

ASSETS	
CASH AND EQUIVALENTS	$ 41,970,389
RECEIVABLES:	
Affiliated companies	11,153,276
Unaffiliated companies	1,642,959
Income tax receivable from affiliate	1,082,962
Total receivables	13,879,197
INVESTMENT IN MUTUAL FUNDS—At fair value	13,628,246
DEFERRED TAX ASSET—Due from affiliate	106,738,213
OTHER ASSETS	2,701,570
TOTAL	$ 178,917,615
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable:	
Customers	$ 147,534
Affiliated companies	3,271,691
Total accounts payable	3,419,225
Accrued expenses	6,127,419
Accrued commissions	12,070,119
Agent deferred compensation and commissions	10,973,576
Other liabilities	2,265,682
Total liabilities	34,856,021
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share—authorized, 50,000 shares; issued and outstanding, 25,000 shares	25,000
Additional paid-in capital	396,067,658
Accumulated deficit	(252,031,064)
Total stockholder's equity	144,061,594
TOTAL	$ 178,917,615

See notes to consolidated financial statements.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Product revenue:	
Sales commissions and dealer concessions	$ 131,292,282
Trail commissions	20,485,296
Marketing allowances	12,002,379
Advisory fees	5,094,025
Other product revenue	194,418
Total product revenue	169,068,400
Other revenue:	
Net investment income	1,098,471
Net gains on investments	1,506,056
Total other revenue	2,604,527
Total revenues	171,672,927
EXPENSES:	
Representative commissions	133,885,626
Employee compensation and benefits	27,444,057
Facilities and equipment	436,061
Sales promotion and awards	4,580,806
Other general and administrative	5,326,377
Total expenses	171,672,927
INCOME BEFORE INCOME TAXES	-
INCOME TAX EXPENSE	-
NET INCOME	$ -

See notes to consolidated financial statements.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Net gains on investments	(1,506,056)
Decrease in deferred tax asset due from affiliate	7,235,371
Changes in operating assets and liabilities:	
Increase in affiliated company receivables	(4,628,186)
Decrease in unaffiliated company receivables	129,623
Increase in income tax receivable	(1,082,962)
Increase in other assets	(1,578,268)
Increase in customer payables	96,978
Decrease in affiliate company payables	(72,334)
Increase in accrued expenses	1,167,346
Increase in accrued commissions	3,171,601
Increase in agent deferred compensation	4,527,732
Increase in other liabilities	1,951,886
Net cash provided by operating activities	9,412,731
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of mutual funds	(4,139,354)
Sales of mutual funds	78,274
Net cash used in investing activities	(4,061,080)
NET INCREASE IN CASH AND EQUIVALENTS	5,351,651
CASH AND EQUIVALENTS—Beginning of year	36,618,738
CASH AND EQUIVALENTS—End of year	$41,970,389
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Income taxes received from affiliate	$ 5,467,326

See notes to consolidated financial statements.

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE—December 31, 2004	$ 25,000	$ 396,067,658	$ (252,031,064)	$ 144,061,594
Net income	-	-	-	-
BALANCE—December 31, 2005	$ 25,000	$ 396,067,658	$ (252,031,064)	$ 144,061,594

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Woodbury Financial Services, Inc. ("WFS" or the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934 that primarily distributes shares of affiliated and unaffiliated mutual funds and variable annuity and variable universal life insurance products. The Company is a wholly owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"). HLA is ultimately a wholly owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford").

The Company has one agency subsidiary, Woodbury Financial Agency Massachusetts, Inc., established in a state that requires a legal entity to be incorporated in that state in order to sell insurance products.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") and include the accounts of the Company and its agency subsidiary named above. All intercompany accounts and balances have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for commissions receivable and payable.

Revenue and Expense Recognition—Commission income and expense on customer purchases of shares of affiliated mutual funds are recorded on a trade-date basis. Commission income from sales of other mutual fund shares, variable annuity and variable universal life products, and the related commission and other expenses on such income are recognized when the commissions are earned.

Cash and Equivalents—Cash and equivalents are defined as cash in banks and liquid investments with original maturities of three months or less. Cost approximates the market value of cash equivalents.

Investments in Mutual Funds—Mutual fund investments with a cost of $11,769,798 are carried at market value. The market value of investments in mutual funds is determined based on the quoted value of these funds in established markets. Changes in the market value of mutual funds are recorded in the results of operations.

Income Taxes—The Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the use of the liability

method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

3. RELATED-PARTY TRANSACTIONS

The Company incurs significant costs associated with its distribution of mutual funds, annuities, and life insurance products manufactured by affiliated life insurance and mutual fund companies as described in Note 1. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, The Hartford Life and Annuity and Hartford Investment Financial Services, LLC provides to the Company additional revenues to achieve break-even results on a pretax basis. Such additional revenues were approximately \$8,706,000 in 2005 and are included in marketing allowances. Revenues from the sales of affiliated products totaled approximately \$123,648,000 in 2005, which includes the additional revenues.

The Company reimburses HLA for operating expenses paid by them on its behalf and various allocated costs which include payroll, pension, and overhead costs. The Company reimbursed HLA approximately \$30,180,000 for these costs in 2005. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2005, the Company had receivables due from the following affiliated entities:

Union Security Insurance Company ("USIC")	$ 120,539
Hartford Investment Financial Services, LLC ("HIFSCO")	798,623
Time Insurance Company	28
Hartford Life and Annuity	10,234,086
	$11,153,276

As of December 31, 2005, the Company had payables due to the following affiliated entity:

Hartford Investment Financial Services, LLC ("HIFSCO")	$ 139,284
Hartford Life and Accident	3,132,407
	$3,271,691

In addition, \$1,082,962 related to current income taxes is due from The Hartford and \$106,738,213 is due from The Hartford related to a deferred tax asset at December 31, 2005 (see Note 7).

4. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A common stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits which include unemployment and social security costs, were approximately $5,620,000 during 2005. This allocation is included in the reimbursement to HLA described in Note 3.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999, and, as a nonqualified plan, is not subject to ERISA. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investment will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year which the market value change occurs. At December 31, 2005, the Company had $8,409,355 recorded as an agent deferred compensation liability related to this Plan since its inception. The fair value of assets held by the Company at December 31, 2005, was $11,255,644, and investment income related to these assets was $570,082 and unrealized and realized gains were $733,439 during 2005. The difference between the liability and the asset results from the timing of deferred compensation vesting. The Company contributed approximately $1,958,000 to the Plan and expensed approximately $2,034,000 during 2005.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. Deferred Commission Plan (the "Deferred Commission Plan"). The Deferred Commission Plan was established effective January 1, 2005, and, as a nonqualified plan, is not subject to ERISA. Under the Deferred Compensation Plan, eligible representatives make contributions, which are 100% vested and nonforfeitable, except in the case of involuntary termination. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year which the market value changes occur. At December 31, 2005, the Company had $2,564,221 recorded as agent deferred commission liability related to the Deferred Commission Plan since its inception. The fair value of the assets held by the Company at December 31,

2005, was $2,372,602 and investment income related to these assets was $107,359 and unrealized and realized gains were $95,176 during 2005. The difference between the liability and asset results from timing of the deferred contribution into the mutual fund investment options as the deferral for the current month is invested in the following month. The participants contributed approximately $2,373,000 to the Deferred Commission Plan and the Company expensed approximately $203,000 related to market value appreciation during 2005.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2005, the Company's net capital of $18,424,062 was $16,100,327 in excess of the required net capital of $2,323,735. The Company's ratio of aggregate indebtedness to net capital was 1.89 to 1.

6. RESERVE REQUIREMENTS

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 under paragraph k(2)(i).

7. INCOME TAXES

The Company's temporary differences relate primarily to goodwill which is being amortized over 15 years for tax purposes, but which has been fully written off for book purposes.

Income tax (benefit) provision for the years ended December 31, 2005, consists of the following:

Federal:	
Current benefit	$ (7,235,371)
Deferred provision	7,235,371
Income tax (benefit) provision	$ -

Significant components of the Company's net deferred tax asset as of December 31, 2005, result from differences between tax basis and book basis of items such as goodwill and deferred compensation, net operating loss carryforwards (which are available to carryforward to offset future taxable income of the consolidated entity and expire in 2003), and AMT credit carryforwards. The Company has not recorded a valuation allowance for its deferred tax assets because management believes that it expects to realize the benefits of the assets through its tax-sharing agreement with The Hartford.

8. CONTINGENT LIABILITIES

The Company and its subsidiaries are defendants in various lawsuits incidental to their business. Pursuant to the Stock Purchase Agreement entered into between Assurant (formerly known as Fortis, Inc.) and HLA dated January 25, 2001, Assurant agreed to indemnify The Hartford for liabilities arising from acts that occurred prior to The Hartford's purchase of the Company. Since Assurant has agreed to manage the individual lawsuits as well as directly pay any associated settlements, management of the Company has not established an accrual for the potential liability in the consolidated financial statements. In the opinion of management, any liability resulting from such proceedings and any other litigation subsequent to The Hartford's purchase of the Company would not have a material adverse effect on the Company's financial position or results of operations.

* * * * * *

SUPPLEMENTAL SCHEDULE

WOODBURY FINANCIAL SERVICES, INC. AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

TOTAL STOCKHOLDER'S EQUITY	$144,061,594
DEDUCTIONS AND/OR CHARGES—Nonallowable assets:	
Receivable from affiliates	10,354,653
Deferred tax asset	106,738,213
Federal tax receivable	1,082,962
Receivables from unaffiliated companies	1,642,959
Receivable from affiliated mutual funds	247,719
Other assets	2,701,570
	122,768,076
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	21,293,518
HAIRCUTS ON SECURITIES	2,869,456
NET CAPITAL	18,424,062
MINIMUM CAPITAL REQUIRED (the greater of $250,000 or 6-2/3% of aggregate indebtedness)	2,323,735
EXCESS NET CAPITAL	$ 16,100,327
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.89 to 1
AGGREGATE INDEBTEDNESS—Total liabilities from the statement of financial condition	$ 34,856,021

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2005.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 22, 2006

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

In planning and performing our audit of the consolidated financial statements of Woodbury Financial Services, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 22, 2006), we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP